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Filed pursuant to Rule 433
Registration Statement No. 333-133200
June 1, 2006

FREE WRITING PROSPECTUS Dated June 1, 2006

9,000,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus supplement, dated May 19, 2006, (including the base prospectus dated May 5, 2006 and the documents incorporated by reference therein) relating to these shares of common stock.

We are offering 4,000,000 shares of our common stock to the public. Certain of our stockholders identified in the preliminary prospectus supplement are offering 5,000,000 shares of our common stock to the public. We will pay certain expenses of the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "CCOI." The last reported sale price of our common stock on June 1, 2006 was $9.30 per share.

	Per Share	Total
Public offering price	$9.0000	$81,000,000
Underwriting discounts	0.4725	4,252,500
Proceeds to us (before expenses)	8.5275	34,110,000
Proceeds to selling stockholders (before expenses)	8.5275	42,637,500

We and certain of our stockholders, including our Chairman and Chief Executive Officer Dave Schaeffer, have granted the underwriters a 30-day option to purchase up to an additional 1,350,000 shares on the same terms and conditions as set forth above if the underwriters sell more than 9,000,000 of firm shares of common stock in this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission or SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling toll-free 1-888-603-5847.

Joint Book-Running Managers

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

Joint Lead Manager

THOMAS WEISEL PARTNERS LLC

WACHOVIA SECURITIES	FRIEDMAN BILLINGS RAMSEY

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following summary historical financial information should be read in conjunction with our consolidated financial statements and the related notes included in the preliminary prospectus supplement. The "As Adjusted" column in the Balance Sheet Data gives effect to this offering as if it had occurred on March 31, 2006 and based on the net proceeds as described under "Use of Proceeds."

	March 31, 2006
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments—restricted	$21,241	$54,651
Working capital	11,055	44,465
Property and equipment, net	284,474	284,474
Total assets	333,118	366,528
Capital lease obligations	89,352	89,352
Long term notes payable (net of discount of $2,983)	7,208	7,208
Stockholders' equity	208,161	241,571

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $33.4 million, after deducting underwriting discounts and estimated expenses. We intend to use the net proceeds to fund the expansion of our sales and marketing efforts, to connect additional buildings to our network and for general corporate purposes, which may include potential acquisitions of complementary businesses. We will receive no proceeds from the sale of shares by the selling stockholders.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and short-term investments and our consolidated capitalization as of March 31, 2006:

  •
  on an actual basis; and

  •
  on an as adjusted basis, to give effect to the receipt of the net proceeds of this offering as described in "Use of Proceeds" as if it had occurred on March 31, 2006.

        You should read this table in conjunction with our consolidated financial statements and the related notes included in the preliminary prospectus supplement.

	As of March 31, 2006
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments—$630 restricted	$21,241	$54,651

Debt (including current maturities):
Capital lease obligations	89,352	89,352
Convertible Subordinated Notes (net of discount of $2,983)	7,208	7,208

Total debt	96,560	96,560

Stockholders' equity:
Common stock, par value $0.001 per share; 75,000,000 shares authorized; 44,128,879 shares outstanding; 48,128,879 outstanding as adjusted	44	48
Additional paid-in capital	434,318	467,724
Stock purchase warrants	764	764
Accumulated other comprehensive income	768	768
Treasury stock, 61,462 shares	(90)	(90)
Accumulated deficit	(227,643)	(227,643)

Total stockholders' equity	208,161	241,571

Total capitalization	$304,721	$338,131

The tables and calculations above exclude:

  •
  options to acquire 1,224,808 shares of common stock at a weighted-average exercise price of $2.73 per share;

  •
  537,058 shares of our common stock available for issuance as restricted stock grants or as stock options;

  •
  5,189 shares of common stock issuable upon exercise of outstanding common stock warrants; and

  •
  1,066 shares of our common stock issuable upon conversion of our Convertible Subordinated Notes.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after this offering. The net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock outstanding at that date.

        Our net tangible book value as of March 31, 2006 was $206.0 million, or $4.67 per share. After giving effect to the receipt of approximately $33.4 million of estimated net proceeds from our sale of 4,000,000 million shares of common stock in this offering, our as adjusted net tangible book value as of March 31, 2006 would have been approximately $239.4 million, or $4.97 per share. This represents an immediate increase in net tangible book value of $0.30 per share to existing shareholders and an immediate dilution of $4.03 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Offering price per share		$9.00
Net tangible book value before the offering	$4.67
Increase per share attributable to investors in the offering	0.30

As adjusted net tangible book value after the offering		4.97

Dilution per share to new investors		$4.03

        The following table summarizes as of March 31, 2006:

  •
  the total number of shares of common stock purchased from us;

  •
  the total consideration paid to us; and

  •
  the average price per share paid by our stockholders prior to this offering and by those purchasing shares in this offering.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Pre-offering stockholders	44,128,879	91.7%	$364,296	91.0%	$8.26
Investors in the offering	4,000,000	8.3%	36,000	9.0%	9.00

Total	48,128,879	100.0%	400,296	100.0%	8.32

The tables and calculations above exclude:

  •
  options to acquire 1,224,808 shares of common stock at a weighted-average exercise price of $2.73 per share;

  •
  537,058 shares of our common stock available for issuance as restricted stock grants or as stock options;

  •
  5,189 shares of common stock issuable upon exercise of outstanding common stock warrants; and

  •
  1,066 shares of our common stock issuable upon conversion of our Convertible Subordinated Notes.

SELLING STOCKHOLDERS

        The following table supplements and amends the information set forth under the caption "Selling Stockholders" in the preliminary prospectus supplement.

	Shares Beneficially Owned Before Offering		Number of Shares Being Offered for Resale under this Prospectus	Shares Beneficially Owned After Offering
Name
	Number	Percentage		Number	Percentage
Entities affiliated with BNP-Europe Telecom & Media Fund II, LP (1)	4,277,741	9.7%	388,283	3,889,458	8.1%
Jean Jacques Bertrand	3,750	*	340	3,410	*
Entities affiliated with Boulder Ventures IV, LP (2)	709,817	1.6%	354,909	354,908	*
Cisco Systems Capital Corporation (3)	1,278,745	2.9%	1,278,745	—	—
Columbia Ventures Corporation (4)	3,099,814	7.0%	—	3,099,814	6.4%
Entities affiliated with Jerusalem Venture Partners (5)	5,706,565	12.9%	899,410	4,807,155	10.0%
Erel Margalit	3,750	*	591	3,159	*
Entities affiliated with Nassau Capital Partners IV, LP (6)	1,041,241	2.4%	520,621	520,620	1.1%
Entities affiliated with Oak Investment Partners IX, LP (7)	4,739,991	10.7%	900,000	3,839,991	8.0%
Entities affiliated with Worldview Technology Partners (8)	3,460,253	7.8%	657,101	2,803,152	5.8%
Dave Schaeffer (9)(10)	1,792,886	4.1%	—	1,792,886	3.7%

*
Denotes less than 1% ownership

(1)
Includes shares held by entities affiliated with BNP-Europe Telecom & Media Fund II, LP including: BNP Europe Telecom & Media Fund II, LP (4,045,256 shares of common stock, of which 367,181 are being offered hereby or 404,204 if the over-allotment option is exercised in full) and Natio Vie Development3 (232,485 shares of common stock, of which 21,102 are being offered hereby or 23,230 if the over-allotment option is exercised in full).

(2)
Includes shares held by entities affiliated with Boulder Ventures IV, LP including: Boulder Ventures IV, LP (42,866 shares of common stock, of which 21,433 are being offered hereby) and Boulder Ventures IV (Annex), LP (666,951 shares of common stock, of which 333,476 are being offered hereby).

(3)
Cisco Systems Capital Corporation is a wholly-owned subsidiary of Cisco Systems, Inc.

(4)
If the over-allotment option is exercised in full, 210,849 of these shares will be sold resulting in ownership of 2,888,965 shares, or 6.0%, after the offering.

(5)
Includes shares held by entities affiliated with Jerusalem Venture Partners including: Jerusalem Venture Partners III (Israel), L.P. (63,741 shares of common stock, of which 10,046 are being offered hereby), Jerusalem Venture Partners Entrepreneurs Fund III, L.P. (174,847 shares of common stock, of which 27,558 are being offered hereby), Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. (27,499 shares of common stock, of which 4,334 are being offered hereby), Jerualem Venture Partners IV (Israel), L.P. (73,985 shares of common stock, of which 11,661 are being offered hereby), Jerusalem Venture Partners III, L.P. (2,274,504 shares of common stock, of which 358,483 are being offered hereby), Jerusalem Venture Partners IV, L.P. (3,065,953 shares of common stock, of which 483,224 are being offered hereby) and Jerusalem Venture Partners IV-A, L.P. (26,036 shares of common stock, of which 4,104 are being offered hereby).

(6)
Includes shares held by entities affiliated with Nassau Capital Partners IV, LP including: Nassau Capital Partners IV, LP (1,025,143 shares of common stock, of which 512,572 are being offered hereby) and NAS Partners I, LLC (16,098 shares of common stock, of which 8,049 are being offered hereby).

(7)
Includes shares held by entities affiliated with Oak Investment Partners IX, LP including: Oak Investment Partners IX, LP (4,581,346 shares of common stock, of which 869,877 are being offered hereby), Oak IX Affiliates Fund, LP (49,499 shares of common stock, of which 9,399 are being offered hereby) and Oak IX Affiliates (Annex), LP (109,146 shares of common stock, of which 20,724 are being offered hereby).

(8)
Includes shares held by entities affiliated with Worldview Technology Partners including: Worldview Technology Partners III, L.P. (1,758,667 shares of common stock, of which 333,971 are being offered hereby); Worldview Technology International III, L.P. (433,464 shares of common stock, of which 82,315 are being offered hereby), Worldview Strategic Partners III, L.P. (38,865 shares of common stock, of which 7,380 are being offered hereby), Worldview III Carrier Fund, L.P. (96,605 shares of common stock, of which 18,345 are being offered hereby), Worldview Technology Partners IV, L.P. (966,906 shares of common stock, of which 183,615 are being offered hereby), Worldview Strategic Partners IV, L.P. (8,056 shares of common stock, of which 1,530 are being offered hereby) and Worldview Technology International IV, L.P. (157,690 shares of common stock, of which 29,945 are being offered hereby).

(9)
If the over-allotment option is exercised in full, 750,000 of these shares will be sold resulting in ownership of 1,042,886 shares, or 2.2% after the offering.

(10)
Shares beneficially owned does not include 71,958 restricted shares vesting after July 1, 2006, and options for 576,930 shares of common stock that vest on November 1, 2006.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
USE OF PROCEEDS
CAPITALIZATION
DILUTION
SELLING STOCKHOLDERS